SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 June 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

17 June 2016

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the Summary Remuneration Announcement published on 25 February 2016 and disclosures in the 2015 Annual Report and Accounts published on 8 March 2016. The 2015 Annual Report and Accounts is available on the 'Financial Performance' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2015 Group Annual Bonus
The first tranche of bonus awards in respect of 2015 performance for members of the Group Executive Committee other than the Group Chief Executive and Executive Directors vests in June 2016. As already described in the Summary Remuneration Announcement, these awards are released in Shares based on the prevailing share price.

In this respect, the Group was notified on 17 June 2016 that, the PDMRs listed in the table below acquired on 17 June 2016, after the settlement of income tax liabilities and National Insurance contributions, the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Andrew Bester	56,111
Karin Cook	39,122
Antonio Lorenzo	98,131
Vim Maru	58,938
David Oldfield	51,229
Miguel-Ángel Rodríguez-Sola	55,197
Matt Young	72,797

The annual bonus awards for 2015 performance for António Horta-Osório, Juan Colombás and George Culmer are subject to deferral until at least March 2018 and accordingly do not vest in 2016.

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group was notified on 17 June 2016 that, after the settlement of income tax liabilities and National Insurance contributions, 2,920 Shares were acquired on 17 June 2016 on behalf of António Horta-Osório in respect of his June 2016 salary. The acquisition price was 64.698 pence per Share.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the second quarter of 2016 under the Group's Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group was notified on 17 June 2016 that, after the settlement of income tax liabilities and National Insurance contributions, Shares were acquired on 17 June 2016 on behalf of the PDMRs as listed in the table below. The acquisition price was 64.698 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	184,317
Juan Colombás	101,784
George Culmer	103,218
Andrew Bester	100,350
Karin Cook	83,147
Simon Davies	100,350
Antonio Lorenzo	110,672
Vim Maru	83,147
David Oldfield	93,182
Miguel-Ángel Rodríguez-Sola	83,864
Matt Young	71,679

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 17 June 2016